Free Writing Prospectus

VanEck Merk Gold ETF

2025-10-06 VanEck Merk Gold Trust (OUNZ) - Fees and application

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VANECK® MERK® Gold ETF
THE GOLD ETF THAT DELIVERS

STRATEGIES INSIGHTS & RESEARCH ABOUT MERK Contact Us

OUNZ
VanEck® Merk® Gold ETF

Fund Description

The VanEck Merk Gold ETF (the “Trust” or “OUNZ”) provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.


VanEck
“Remember that gold doesn’t change, gold just is.”
—Axel Merk
President & CIO, Merk Investments

Factsheet Prospectus

Overview | **Delivery Fees** | Taking Delivery | Responsible Sourcing | FAQ | Documents

Delivery Fees

The Processing Fees for investors taking delivery of their gold ("Delivery Applicants") are comprised of an Exchange Fee and a Delivery Fee.

Delivery Fee

No Delivery Fee is charged for the delivery of physical gold to destinations in the lower 48 States.

Exchange Fee

The Exchange Fee below is effective October 08, 2025 and supersedes any previously published Exchange Fees, including those in the prospectus:

Type of Gold Bar	Exchange Fee		Purity
	Fee per Application	Fee per Ounce	
1oz Perth Mint Gold Bar	$600	$38.00	99.99%
1oz 2025 US Mint Gold Buffalo	$600	$165.00	99.99%
1oz Gold Bar Royal Canadian Mint	$600	$45.00	99.99%
London bars	$7,500	$0.00	95.00% - 99.99%

Sample Exchange Fees 20 During times of high demand for coins in the market, Processing Fees may be updated frequently and may be updated after the time a Delivery Applicant submits an application before it is pre - approved; in this case, the Delivery Applicant may have to pay a higher Processing Fee to have the Delivery Application pre - approved. You may also use our online calculator to determine the number of ounces your shares correspond to. The Exchange Fee covers the cost of exchanging OUNZ shares into gold bars in the form of London Bars which the Trust holds in the vault, as well as the cost of converting London Bars into the gold coins or smaller gold bars that investors may prefer for delivery. The Exchange Fee for gold coins and bars, outside of London Bars, reflects the premium such coins and bars are trading at relative to the spot price of gold. In an effort to keep Exchange Fees predictable, the precious metals dealer will choose coins and bars from inventory regardless of date. Special requests may be accommodated, but are subject to inventory and may be subject to higher fees. We would publish the pricing for special requests on this page, making it available to other investors as well.

Aside from being able to request delivery of London Bars, investors may request to have their shares exchanged for other gold bars and coins, without numismatic value, having a minimum fineness (or purity) of 995 parts per 1 , 000 ( 99 . 5% ) or, for American Gold Eagle gold coins, with a minimum fineness of 91 . 67% . All fees are subject to change upon notice and the Sponsor may waive or reduce the Exchange Fees from time to time. Ready to take delivery? Please click here. Trading fees and other costs may apply. (*) If an investor redeems some or all of its shares in exchange for the underlying gold (including American Gold Eagle Coins) represented by the redeemed shares, the exchange will generally not be a taxable event for the investor (except with respect to any Cash Proceeds). A subsequent sale of the gold received by the investor will be a taxable event. For details, please see "Taxation of U.S. Investors" in the prospectus. A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost of preparing and transporting the gold. The delivery of physical gold to applicants may take considerable time and the delay in delivery could result in losses if the price of gold declines. A share submission is irrevocable.

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold ETF's (the "Trust" or "OUNZ") investment objectives, risks, charges and expenses.

Investing involves significant risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction. The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck Securities Corporation provides marketing services to the Trust. All rights reserved. All trademarks, service marks or registered trademarks are the property of their respective owners.

VANECK® MERK® Gold ETF

THE GOLD ETF THAT DELIVERS

The VanEck Merk Gold ETF (the “Trust” or "OUNZ") provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.

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© 2025 Merk Investments LLC

www.merkgold.com 855 - MRK - OUNZ © 2025 Merk Investments LLC

Delivery Application Instructions Step 1. File Delivery Application Verify that all the information is accurate within each section of the Delivery Application . Please visit the FAQ section of www . merkgold . com or contact Merk Investments LLC (Sponsor) at (855) MRK - OUNZ with any questions . Once you have verified that all the information is accurate on the Delivery Application, you must wire the Processing Fee to the Sponsor using the instructions in Section D of the Delivery Application . After the Processing Fee has been wired, you may submit the Delivery Application to the Sponsor for pre - approval . Please submit your Delivery Application online at www . merkgold . com/delivery, via fax to (650) 745 - 7045 or by mail to : Merk Investments LLC Attn: VanEck Merk Gold ETF 555 Bryant St #455 Palo Alto, CA 94301 Please allow 3 business days for processing once the Sponsor has received the Delivery Application . If the Sponsor approves the Delivery Application, the Sponsor will return the pre - approved Delivery Application to you by email at the email address specified in Section A . If you do not have an email address, please contact the Sponsor . SECTION A Complete Section A with current share owner information . Delivery Applicants not residing in the U . S . should contact the Sponsor to inquire about additional documents and information required to process the Delivery Application . SECTION B A Delivery Applicant must specify the type and quantity of gold which the Delivery Applicant requests to receive in exchange for shares . Separate Delivery Applications are required for each type of gold the Delivery Applicant requests to receive . No separate Delivery Fee is charged for delivery of gold coins and bars to destinations in the lower 48 States ; a Delivery Fee may apply to the Delivery Applicant for deliveries of London Bars within, and gold bars and coins outside, of the lower 48 States . SECTION C The Trust will ship gold to a Delivery Applicant fully insured using accepted business practices for precious metals delivery that may include, amongst others, use of a conventional shipping carrier (e . g . , U . S . Postal Service, Federal Express, United Parcel Service) ; or an armored transportation service . A Delivery Applicant can utilize a shipping carrier only if insurance requirements can be met and the Delivery Applicant and the Sponsor agree on an acceptable delivery destination . Armored Transportation Service will only deliver to certain trusted locations ; an Armored Transportation Service does not deliver to residential addresses . Please contact Sponsor at 855 - MRK - OUNZ to discuss the delivery method and location . London Bars will only be transported using Armored Transportation Service . The Sponsor may decline a Delivery Application if no delivery method or location is agreed upon . Please note that large shipments of gold may be delivered over multiple days . SECTION D Processing Fees include an Exchange Fee related to an exchange of shares for gold and, if applicable, a Delivery Fee related to the delivery of the gold to the Delivery Applicant . Please wire the Processing Fees before submitting the Delivery Application to the account specified in the Delivery Application (Section D) . The Sponsor will only consider applications that are submitted together with the applicable Processing Fees . If any Delivery Application is rejected, the Processing Fees will be returned to the Delivery Applicant . www.merkgold.com 855 - MRK - OUNZ © 2025 Merk Investments LLC

SECTION E Please review SECTION E carefully, as this section limits a Delivery Applicant’s rights to make any complaint or objection concerning the shipment, delivery or receipt of the gold to be delivered to the Delivery Applicant for the Surrender of their shares . SECTION F All share owners must sign the Delivery Application . Step 2 . Submit Pre - Approved Delivery Application to Broker Submit the pre - approved Delivery Application to your broker to instruct them to execute the transaction . The Delivery Applicant must provide the pre - approved Delivery Application to his or her broker - dealer to effect the exchange of shares for gold . The Delivery Application will be used by your broker to verify the Delivery Applicant's holdings and execute the transaction . Step 3 . Gold is Delivered to the Applicant Delivery Applicant receives specified type and quantity of gold . * * * All fees are subject to change upon notice, which shall be published on the Trust's website . In times of increased volatility, the Exchange Fee may reference a more recent price of gold, which shall be published on the Trust's website . www.merkgold.com 855 - MRK - OUNZ © 2025 Merk Investments LLC

VANECK MERK GOLD ETF DELIVERY APPLICATION

SECTION A

Delivery Applicant Information (Information must match brokerage account)

Full legal name (First, Middle, Last Name)
Email address:
Social Security or Taxpayer ID, DOB:
Address (Street, City, Zip)
Phone Number:

Provide your brokerage firm's wiring instructions for Cash Proceeds

Brokerage firm where Shares are held:	DTC #:

Bank
For Benefit Of:
For Further Credit to:

SECTION B

Share Submission Quantity and Processing Fees (Delivery Fee, if applicable)

Exchange Fee:	Delivery Fee:	Processing Fee (Exchange + Delivery Fee):	Approx. Cash Proceeds:

Share Submission Quantity, Share Submission Day and Grace Period

TYPE OF GOLD		NUMBER OF BARS OR COINS:
SHARE SUBMISSION QUANTITY: # of shares:	SHARE SUBMISSION DAY:	Grace Period (filled in by Sponsor):

SECTION C

Delivery Address and Method

Contact at delivery address:
Address:
City: State: Oregon Zip: Country: United States
Phone: Delivery Method:

SECTION D

Processing Fee wire instructions

Bank: Wells Fargo Bank N.A., San Francisco, CA; ABA: #121 000 248 For Benefit Of: Merk Investments LLC A/C#: 929 667 1085 Reference:	Processing Fee:

SECTION E

Limitation on Claims Concerning Delivered Physical Gold

The Delivery Applicant will have five business days following the receipt of the gold to notify the Sponsor in writing of any complaints or objections concerning the shipment, delivery or receipt of the gold and, in the absence of any such objection or complaint, the Delivery Applicant will be deemed to have accepted receipt of the gold in full satisfaction of the gold due the Delivery Applicant and to have waived any and all claims the Delivery Applicant may have concerning the gold received by the Delivery Applicant.

SECTION F

Legal Shareholders Signatures

Signature(s)/co-signature (if applicable) and Date:

SECTION G

Sponsor Pre-Approval

Sponsor Signature and Date: Application ID:

www.merkgold.com 855-MRK-OUNZ
© 2025 Merk Investments LLC